Mail Stop 4561

January 18, 2008

Francis F. Lee
President and Chief Executive Officer
Synaptics Incorporated
3120 Scott Blvd., Ste 130
Santa Clara, CA 95054

       Re: Synaptics Incorporated
              Form 10-K for the fiscal year ended June 30, 2007
              Filed September 6, 2007
              File No. 000-49602

              Definitive Proxy Statement on Schedule 14A
              Filed September 28, 2007
              File No. 000-49602

Dear Mr. Lee:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Barbara C. Jacobs
                    Assistant Director

cc: <u>Via facsimile: (602) 445-8100</u>
       Robert S. Kant, Esq.
       Greenberg Traurig, LLP